January 12, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC  20549

Attn:       Ms. Theresa Messinese

Re:                               Force Protection, Inc.
Item 4.02 Form 8-K
Filed December 15, 2006
File No. 0-22273

Dear Ms. Messinese:

I am the Chief Executive Officer of Force Protection, Inc. (the “Company”).  In response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated December 26, 2006, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Gordon McGilton

Gordon McGilton
Chief Executive Officer
Force Protection, Inc.